N E W S R E L E A S E

May 23, 2014

Nevsun Declares Second Quarterly Dividend of 2014

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT: NSU) (Nevsun or the Company) is pleased to advise that its Board of Directors has declared a quarterly cash dividend of US$0.035 per common share (US$0.14 per common share annually). The dividend is payable on July 15, 2014, to shareholders of record as of the close of business on June 30, 2014.

This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea. Nevsun’s 60%-owned Bisha Mine commenced commercial copper concentrate production in December 2013 and ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: NSU@kincommunications.com Website: www.nevsun.com